Mail Stop 6010

July 31, 2007

VIA U.S. MAIL AND FAX (352) 378-2617

Mr. Joel C. Phillips
Chief Financial Officer and Treasurer
Exactech Inc.
2320 NW 66th Court
Gainesville, FL 32653

      Re: **Exactech Inc.**
              Form 10-K for the year ended December 31, 2006
              Filed March 16, 2007
              Form 10-Q for Fiscal Quarter Ended March 31, 2007
              File No. 0-28240

Dear Mr. Phillips:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting Comments

Form 10-K for the fiscal year ended December 31, 2006

Item 6, Selected Financial Data, page 19

1.   We refer to the restatement of certain balance sheet items in 2005. Please tell us your
        consideration of the need to change the 2004, 2003 and 2002 classifications of inventory
        and deferred taxes from current to non-current.

Consolidated Balance Sheet, page 34

2.   Please refer to the restatement as presented in your consolidated balance sheet and notes
        to the financial statements. We note the following:

   •   Total Current Assets, Total Other Assets, Total Assets, Total Long-Term Liabilities and
       Total Liabilities all changed in your currently filed 2005 balance sheet. However, the
       fact that all these line items were restated it not specifically disclosed on the face of your
       balance sheet.
   •   Due to the parenthetical label indicating restatement on the balance sheet, it is not
       initially clear that only 2005 balance sheet amounts are being restated. We would expect
       to see the respective column heading labeled restated if only one year is affected.
   •   We note that the description of the restatement is found in the last part of your
       accounting policies disclosures for inventory in Note 2 on page 39. We would expect to
       see more significant disclosure describing your restatement explaining and presenting a
       clear path from the previously reported balance to the restated balance for all line items
       affected. Also, please tell us more about how you determined your previously disclosed
       classifications of inventory and deferred taxes at December 31, 2005 were not correct
       and why you believe they are correct at December 31, 2005 and 2006. Finally, clarify
       why 2005 Total Assets were impacted by the referenced inventory and deferred tax
       reclassifications.

       Please tell us why you believe the restatement and related disclosures are in accordance
       with FAS 154, paragraph 26 of APB 9 and any other applicable authoritative accounting
       and auditing literature. We may have other comments after reviewing your response.

Note 2. Summary of Significant Accounting Policies, page 38

Revenue Recognition, page 40

3.   Please tell us more about the nature of your sales transactions with international distributors, including how your revenue recognition therefore complies with GAAP. Specifically tell us why it is appropriate to recognize revenue from such distributors upon shipment rather than upon notification that a product or service has been implanted in a patient customer. We may have other comments after reviewing your response.

        As appropriate, please revise future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant